Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Uncle Waithley's Beverage Company Inc.
2082 Frederick Douglass Blvd
New York, NY 10026
https://www.unclewaithleys.com/

Up to $1,069,998.71 in Common Stock at $7.37
Minimum Target Amount: $9,993.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Uncle Waithley's Beverage Company Inc.
Address: 2082 Frederick Douglass Blvd, New York, NY 10026
State of Incorporation: DE
Date Incorporated: November 04, 2022

Terms:

Equity

Offering Minimum: $9,993.72 | 1,356 shares of Common Stock
Offering Maximum: $1,069,998.71 | 145,183 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.37
Minimum Investment Amount (per investor): $250.58

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Based

• Previous Indiegogo Investors get 2% bonus shares

• Any of our advisors get 2% bonus shares

Time Based:

• **Early Bird Bonus:** Invest within the first week and receive 10% bonus

Amount Based:

• **$250+:** Gift certificate 4 pack + t-shirt

• **$500+:** Gift certificate 12 pack + t-shirt

- **$1000+:** 3 month subscription (three 12-packs) + t-shirt

- **$2500+:** 6 month subscription (six 12-packs) + t-shirt

- **$5000+:** 1 year monthly subscription (twelve 12-packs) + t-shirt

- **$10,000+:** 3% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt

- **$25,000+:** 5% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt

- **$50,000+:** 7% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private virtual mixology class with the company's founder, Karl Williams ("Karl")

- **$100,000+:** 10% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private mixology class for you and a guest with Karl and curated tour of Karl's bars. Two nights – NYC and CT

- **$500,000+:** 20% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private mixology class for you and a guest with Karl in St. Vincent & the Grenadines

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Uncle Waithley's Beverage Company, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.37 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $737. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 2% Loyalty Bonus shares in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Uncle Waithley's Beverage Company Inc. ("Uncle Waithley's", the "Company", or "we") is an all-natural beverage company that provides a unique drinking experience. We are great for consumers who want a better for you and more interesting drinking experience than your normal soda. This is especially relevant to multicultural consumers who are passionate about the

Caribbean and its culture. We also perform really well in the alcoholic mixers category. We were developed by a master mixologist and bar owner and pair excellently with most spirits.

Business Model

The specialty beverage industry is ultimately about scale. We offer a premium product that is able to command a premium price. Our use of all-natural ingredients, most of which are organic and non-GMO drives our cost of production up. However, scaling and buying in bulk allows us to bring those costs down to profitable levels. In addition, our use as a mixer makes us popular with on-premise bars and restaurants, who are willing to accept a much higher price point than we can sell at retail. This further helps drive up the profitability of our business.

Lastly, we plan to effectively target a large and growing consumer segment that has been underserved - multicultural consumers.

Corporate Structure

The predecessor-in-interest of the company, Uncle Waithley's Beverage Company LLC was formed as a Delaware limited liability company on September 25, 2020. Uncle Waithley's Beverage Company LLC was converted into a Delaware corporation by way of a statutory conversion under the Delaware General Corporation Law, which conversion became effective on November 4, 2022.

Competitors and Industry

Competitors

Narrowly, we compete with other ginger beers. In the retail environment, this is primarily Reeds, which has a consumer-focused strategy based on taste. On-premise competitors include brands like Fever Tree and Q, which have staked a claim as being excellent mixers. In a broader sense, we compete with all sparkling specialty non-alcoholic drinks as a product someone reaches for in a cooler for an on-the-go drinking experience.

However, we believe no other ginger beer brand on the market has an authentic and relevant story like ours that connects real Caribbean authenticity with highly vetted mixology credentials. To our knowledge, no one else has our magic ingredient, Scotch Bonnet Pepper. And we believe that very few other brands have a founder as meaningful and interesting as Karl Franz Williams is to our target markets.

In other words, we don't know of any other ginger beer brands that were created by a real mixologist who has authentic Caribbean roots AND is also a classically trained and experienced beverage marketer and brand manager who is also supported by a strong team of advisors and incubated by a high profile incubator.

Industry

Since 2018, 72-74% of adults identify as specialty food consumers. Millennials rank highest in specialty food purchase likelihood (80%). Specialty Soda and Carbonated Beverages grew 9% over the last 2 years to 42% share of consumers buying the category, making it one of the largest and fastest-growing specialty beverage categories.

Source: https://www.specialtyfood.com/news/article/7-takeaways-from-sfas-todays-specialty-food-consumer-research/

Source: https://www.specialtyfood.com/news/article/millennial-specialty-food-consumers-

Current Stage and Roadmap

Current Stage

Our current phase is dedicated to controlled growth and creating consumer demand. We have successfully tested our product in the market with a launch into various on-premise accounts and the Whole Foods Market (WFM) store in Harlem, New York City. Based on their confidential, internal sales data, we were informed by WFM that our sales velocity grew far beyond that of the other ginger beers sold in the store. The product has performed so well that they have expanded us to three stores in just 4 months and plan to expand us to about 16 stores (all of NYC) by October (10 months since launch). In our on-premise accounts, we have become one of their most popular products - which has moved us from just being a mixer to making our way onto their drink menus - both in cocktails and as a solo option.

Future Roadmap

We are now looking to build on this momentum and expand in a controlled way while building consumer passion for the brand. We believe we can achieve this passion through word-of-mouth - driven by PR and social media and tasting - driven by in-store demos. When we say growth in a controlled way, we mean in carefully selected retail and on-premise accounts that are aligned with our values and offer us credibility as a great all-natural product

The Team

Officers and Directors

Name: Karl Williams

Karl Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO and sole member of the one (1) member board of directors of the Company
  Dates of Service: September, 2020 - Present
  Responsibilities: Karl founded Uncle Waithley's and currently leads and manages the company. Right now, Karl does not receive compensation from the business. However, an annual salary of $150,000 for Karl is in the business plan, and would probably look to start receiving that salary later this year (2023) or early next. As of immediately prior to the offering, Karl holds 100% of the outstanding stock of the Company.

Other business experience in the past three years:

- **Employer:** Anchor 272 LLC (dba The Anchor Spa Bar)
  Title: Founder and Manager
  Dates of Service: June, 2016 - Present
  Responsibilities: Overall management - there is an on-site management team as well. Karl spends 5 hours a week on this bar.

Other business experience in the past three years:

- **Employer:** 8th Avenue Social Club LLC (dba 67 Orange Street)
  Title: Founder and Manager
  Dates of Service: December, 2008 - Present
  Responsibilities: Overall management - there is also a management team on-site. Karl spends 5 hours a week on this bar.

Other business experience in the past three years:

- **Employer:** Good Ice Marketing, LLC
  Title: Chief Strategist
  Dates of Service: March, 2011 - December, 2021
  Responsibilities: Identifying strategic risks. Collaborating with leadership, special committees, and consultants to execute strategies. Communicating strategy effectively throughout the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to Securities and Exchange Commission (the "SEC" or the "Commission") limitations on transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Uncle Waithley's Beverage Company was formed on September 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Uncle Waithley's Beverage Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Some of our current competitive advantages can be replicated by competitors

No one can exactly replicate our unique manufacturing process without us training them on it or stumbling on it accidentally. However, our unique ingredients - Scotch Bonnet Pepper and our mineral water can both be replicated in competitors' drinks. Scotch Bonnet Pepper is a common

pepper and very easy to secure, a competitor would just have to learn how to use it. Our mineral water can be reverse engineered by an experienced lab. Therefore, our ultimate success is predicated on our first mover advantage, our strategic decisions, and our success in branding, marketing, and creating word of mouth.

It is difficult to find manufacturing partners that can replicate our unique process:
There are very few co-pack or manufacturing facilities that can execute our full proprietary process. This means that we are forced to rely heavily on our existing partners with the necessary capabilities. A disruption in our relationship with or in the operations of one of these partners could impact our ability to effectively service our customers and could slow down our growth and create out of stocks. We have the opportunity to bring the most unique portions of our process in house and to produce an intermediate "concentrate" that would reduce this reliance on our current partners and expand the number of potential manufacturing relationships we can establish. But we have not contemplated or included the expense of building out this kind of operation in the plans for the use of funds raised during our current Seed round

Our supply of fresh agricultural ingredients to make our product could be affected by market conditions
Our product is made using fresh agricultural ingredients that can be affected by many factors including climate, international affairs, and yields. Therefore our ability to source these products, including ginger and our key ingredient, Scotch Bonnet Peppers, on favorable terms, in a timely manner or in quantities that we or our customers require, may be limited. Any such disruption in our access to these ingredients may adversely affect our ability to manufacture and sell our core product and, in turn, may adversely affect our results of operation and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Karl Williams	1,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 145,183 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,086,204 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The number of shares outstanding (1,086,204) described in disclosure beneath the caption "The Company's Securities" above includes: (a) 1,000,000 shares that are outstanding and that are owned by the Company's founder; and (b) 86,204 shares that have been reserved for promised issuances as stock options to service providers.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or

its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a more valuable company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Shares issued as part of the conversion from a Delaware limited liability company into a Delaware corporation.
  Date: November 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2022</u>

Revenue

Revenue for fiscal year 2022 was $38,824 compared to $447 in fiscal year 2021. Substantively, the Company did not have any revenue in 2021 as these periods were dedicated to product development and testing. We did have some limited sales activity in November and December of 2021 through our founders' existing bars. During 2021 we pitched the concept to Whole Foods Market (WFM), and they agreed to bring the product in for a test in their Harlem store beginning in January of 2022 With this commitment, we began our official launch in January of 2022. The majority of the sales from 2022 were from the single Harlem Whole Foods store. We continued to develop and refine the product and manufacturing process throughout 2022 and in September of 2022, we established a co-manufacturing relationship with a manufacturer that could successfully execute our process and allow us to scale. We used this velocity we had in the Harlem WFM store to convince Whole Foods to expand us to the entire NYC region in early Nov of 2022. WFM also agreed to a full Northeast Region rollout in February of 2023.

Cost of sales

Cost of Sales for fiscal year 2022 was $66,932 compared to $19,826 in fiscal year 2021. The cost in 2021 is entirely attributed to product testing and development and to the dedicated consulting and staffing we put towards that effort. During 2022 we continued to invest in product development and testing. Our initial efforts at scaling production at a co-manufacturer were unsuccessful and we had to destroy some product that did not perform. In addition, many of our raw materials and packaging costs were high as were not able to achieve the economies of scale through bulk purchasing. We began a new co-manufacturing relationship in September of 2022, and this has allowed us to optimize our process substantially. During 2023 we expect to see a major drop in our Cost of Sales relative to Revenue due to the combination of bulk purchasing and an optimized manufacturing process.

Gross margins

Gross margins for fiscal year 2022 were $-28,108 compared to $-19,379 in fiscal year 2021. As discussed previously, we expect to see positive net margins in 2023.

Expenses

Expenses for fiscal year 2022 were $64,165 compared to $12,430 in fiscal year 2021. During 2022 we invested in capability development to support the future growth of the Company. This includes a legal conversion to a C-Corp, renting office space, leasing a warehouse, joining key trade organizations, and investing in software. We also invested in developing marketing materials and in consumer sampling of the product.

Historical results and cash flows:

The Company is currently in the early growth phase and while revenue-generating, we are still learning and optimizing. We have chosen to focus our business on a select group of retailers, on-premise at bars and restaurants, and on-line with retailers like Amazon to develop an effective roadmap and model for our future national and international expansion. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company's expansion is only just beginning. During 2023 we expect to hire additional sales and marketing support. We will also be expanding to more Whole Foods Markets stores and regions and expanding to other major grocery customers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, 2023 the Company has capital resources available in the form of cash on hand of approximately $30,000. We are actively seeking a line of credit to support our purchases of inventory

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our expansion, including sales, marketing, public relations, sampling, inventory, and working capital. We would be limited in our ability to expand at the rate we would like to without this capital campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are extremely important, though not entirely necessary to the viability of the Company. Our existing commitments from Whole Foods Market and other existing and potential customers would allow us to sustain our operations. However, we would not have the ability to scale rapidly and instead would have to focus on steady growth within the confines of what revenue we are able to generate from operations. Therefore depending on the total amount raised from this crowdfunding campaign, we may consider additional funding rounds with angels and small institutional investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate albeit at a much slower growth rate than we would like. We have already invested in product and process development and branding and identified a manufacturing partner. We can operate with minimal overhead expenses because of the relatively low cost of our occupancy leases for warehousing and office space. Our primary expense would be our cost of goods. The balance of our expenses would include limited salaries, freight and shipping costs, PR, sampling, and limited digital marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 18 months with a full sales team, strong marketing campaign, and enough working capital to navigate the risks to our business. We would scale up immediately which would mean investments in packaging inventory. By buying in bulk we improve our margins materially. We will hire additional team members to help us with our sales activities. We will also invest in scaling up our in-store merchandising efforts and investing in more frequent on-premise sampling. Our marketing efforts would include a larger and more effective spend on digital marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including future series raises and a line of credit. However, future raises would be determined by the growth needs of the business.

Indebtedness

- **Creditor:** Karl Franz Williams
  Amount Owed: $22,144.00
  Interest Rate: 0.0%

- **Creditor:** Harlem Entrepreneurial Fund
  Amount Owed: $15,000.00
  Interest Rate: 1.0%
  Maturity Date: October 30, 2027
  Secured by business assets and Founder personal guarantee

- **Creditor:** Harlem Entrepreneurial Fund
  Amount Owed: $35,000.00
  Interest Rate: 6.75%
  Maturity Date: October 30, 2027
  Secured by business assets and Founder personal guarantee

- **Creditor:** CAMBA Economic Development Corporation
  Amount Owed: $30,900.00
  Interest Rate: 10.25%
  Maturity Date: February 01, 2028
  60 months. $660.34/month.

- **Creditor:** Monica Freeman-Greene
  Amount Owed: $194.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Karl Franz Williams
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed is $22,000.
  Material Terms: Interest rate is 0%, no maturity date. The $22,000 liability disclosed hereby is the same indebtedness to Karl Williams disclosed above.

- **Name of Entity:** 67 Orange Street and Anchor
  Names of 20% owners: Karl Franz Williams
  Relationship to Company: Common owners and management
  Nature / amount of interest in the transaction: 67 Orange Street and Anchor (partly owned by Karl Franz Williams) paid in advance for ginger beer from the Company in the amount of $5,193.
  Material Terms: As of December 31, 2022, the amount is $5,193 and it is reported under Short-term liabilities.

Valuation

Pre-Money Valuation: $8,005,323.48

Valuation Details:

Our pre-money valuation assumes that the opportunity, total addressable market, traction, product uniqueness, and unique positioning, and our seasoned founder and team can achieve the growth and expansion goals as set out in this offering. We expound on the strategic determinations that support this valuation below:

• **We developed our product to target a large, developing, and consumer-preferred market.** The fast-growing specialty soda and carbonated beverage categories have captured 42% of consumer purchases in overall specialty beverages over the last two years. The ginger beer market alone is worth over $8 billion, projected to reach over $13.5 billion by 2030. Based on their own internal sales data, Whole Foods Market told us that our initial sales velocity grew far beyond that of the other ginger beers sold in their store. The overwhelmingly positive response we have received from consumers is rare. Our biggest competitors in the market are Reeds and Fever Tree. Both saw substantial growth in the last year which shows the opportunity in the market. We also believe that they both have major weaknesses which will allow a brand like ours to gain market share and traction. Reeds is marketing its product as a Jamaican-style ginger beer but, to our knowledge, does not have anyone of the culture in its leadership or board. Consumers see through this type of cultural appropriation. Fever Tree is entirely focused on the on-premise mixer market and is not focused on winning the many occasions when consumers are looking for a unique delicious beverage experience or a substitute for drinking alcohol. In addition, while we don't go into detail on this in our presentation, we have relationships with Columbia University and Yale University that open the door for Institutional Distribution, a channel that tends to be less affected by market dynamics.

• **We have demonstrated steadily growing traction with Whole Foods Market.** We started with one store in Jan of 2022. By June we were in three stores. In November we expanded to 12 NYC stores. Wholefoods has been delighted with the consumer response to our product and the velocity and repeat purchase. In response to our results in NYC, they have "planogrammed" us into all 54 Northeast Stores beginning this coming February 2023. This type of traction, based purely on consumer response and coupled with our limited marketing and promotional resources, is extremely rare. However, it's indicative of the true potential of this brand.

• Our positioning as an authentic Caribbean and black-owned brand is very important to our consumers. It also creates some unique opportunities. The rise in investment and growth of black-owned spirit brands has created the opportunity for us to "tag-along" as the prominent black-owned "mixer". Uncle Nearest, a black and woman-owned American Whiskey launched its first product in July 2017. By 2019 it was the most-awarded Bourbon and American Whiskey and maintained that crown through 2021. In October of 2022, they announced that its sales had exceeded $100 Million, and it was on track to double that in 2023.

https://www.bevnet.com/spirits/2022/uncle-nearest-premium-whiskey-crosses-100-million-sales-mark/#:~:text=Uncle%20Nearest%20Premium%20Whiskey%2C%20the,by%20the%20end%20of%20202:

This success has inspired substantial investment in other black-owned spirits brands including Sorel, Ten to One Rum, and Spearhead Spirits (according to our research these brands are all venture-funded, with Sorel and Spearhead receiving funding just this year).

https://www.thespiritsbusiness.com/2021/06/sorel-liqueur-relaunches-with-uncle-nearest-backing/

https://www.crunchbase.com/organization/ten-to-one-rum/company_overview/overview_timeline

https://craftspiritsmag.com/2022/07/14/spearhead-spirits-announces-entry-into-the-u-s-market/

These brands have all embraced cocktails and mixology culture as part of their brand DNA and have looked to collaborate with mixers that they deem of equal quality. Based on our research, as of today, we are the only black-owned traditional mixer (traditional meaning Ginger Beer, Tonic, or Soda Water/Club Soda) that has gained substantial traction. This has created a unique opportunity for our brand to "ride the upsurge" of these brands with co-promotional opportunities. We have been approached by all of them for these kinds of programs – including most recently by Sorel and Spearhead to do a national bundle program.

• The introduction of a new ingredient or a new use for an existing flavor can be a factor behind the "overnight" success of a beverage brand. We have chosen Scotch Bonnet Pepper because it is well known within the Caribbean market and extremely popular in cooking because of its flavor and heat. But our research has shown us that no one else is using it in Beverages. This represents a big opportunity to create consumer intrigue and present new benefits.

• Our founder, Karl's experience goes beyond just what's on paper (his resume). He is truly a seasoned entrepreneur. He has successfully navigated his bars through the Great Recession and the Pandemic, a very difficult task for underfunded small businesses in tough and competitive areas. He has had to make the tough decision to close underperforming restaurants that he had poured his soul into. This combination of knowing how to survive tough times and when to call it quits positions him extremely well to successfully lead the growth and development of Uncle Waithley's. He also has a unique understanding of a major group of his customers – the on-premise market, because he has lived and breathed it for almost 20 years.

Conclusion

Based on our analysis of the above, we believe the pre-money valuation of $8,005,323.48 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,998.71, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  9.5%
  We will be prepared for the unexpected. We will have sufficient capital resources to seize opportunities and solve problems as they arise

- *Inventory*
  10.0%
  While we will have a have a line of credit, we want to be able to support our inventory needs as they come up to be able to meet demand and seize opportunities.

- *Sales and Account Support Team*
  40.0%
  We will build a team to help drive growth on our three focus channels including our national retail customers, our on-premise bar and restaurant customers, and our online Amazon store.

- *In-store Tastings and Demos*
  20.0%
  Our product is unique, and our consumers need to taste it to understand how special it is. When we open new accounts, we will have a robust in-store sampling plan.

- *PR and Marketing*
  15.0%
  We believe that critical to the success of our business will be for our consumers to hear our story. We will be focused on driving word of mouth through PR and social Media marketing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.unclewaithleys.com/ (www.unclewaithleys.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/unclewaithleys

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Uncle Waithley's Beverage Company Inc.

[See attached]

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

To the Board of Directors
Uncle Waithley's Beverage Company Inc.
New York, New York

We have reviewed the accompanying financial statements of Uncle Waithley's Beverage Company Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 21, 2023
Los Angeles, California

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022		2021	
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	2,614	$	5
Acccounts Receivable, net		3,191		-
Inventory		9,667		-
Total current assets		**15,471**		**5**
Property and Equipment, net		7,661		3,044
Security Deposit		980		-
Total assets	$	**24,113**	$	**3,049**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	14,071	$	7,980
Credit Cards		-		24
Shareholder Loan		22,144		5,003
Current Portion of Loans and Notes		11,344		-
Loan Payable		194		18
Deferred Revenue		5,193		-
Total current liabilities		**52,946**		**13,025**
Promissory Notes and Loans		37,181		-
Total liabilities		**90,127**		**13,025**
MEMBERS' EQUITY				
Common Stock		100		-
Additional Paid in Capital		59,900		-
Retained Earnings/(Accumulated Deficit)		(126,015)		(33,379)
Members' Contribution		-		23,403
Total Stockholders' Equity		**(66,015)**		**(9,976)**
Total Liabilities and Stockholders' Equity	$	**24,112**	$	**3,049**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 38,824	$ 447
Cost of Goods Sold	66,932	19,826
Gross profit	(28,108)	(19,379)
Operating expenses		
General and Administrative	48,936	10,901
Sales and Marketing	15,229	1,530
Total operating expenses	64,165	12,430
Operating Income/(Loss)	(92,272)	(31,809)
Interest Expense	416	-
Other Loss/(Income)	(52)	-
Income/(Loss) before provision for income taxes	(92,636)	(31,809)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (92,636)	$ (31,809)

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Additional Paid In | Members' | Retained earnings/ | Total Shareholder |
	Shares	Amount	Capital	Equity	(Accumulated Deficit)	Equity
Balance—September 25, 2020		-	-	1,570	(1,570) $	-
Members' Contribution	$	-		21,833		21,833
Net income/(loss)					(31,809)	(31,809)
Balance—December 31, 2021	-	-	-	23,403	$ (33,379) $	(9,976)
Members' Contribution	-	-	-	36,597		36,597
Conversion from LLC into Corporation	1,000,000	100	59,900	(60,000)		-
Net income/(loss)					(92,636)	(92,636)
Balance—December 31, 2022	1,000,000 $	100	$ 59,900	$ -	$ (126,015) $	(66,015)

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(92,636)	$	(31,809)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,154		761
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(3,191)		
Inventory		(9,667)		
Accounts Payable		6,090		7,980
Credit Cards		(24)		24
Deferred Revenue		5,193		
Security Deposit		(980)		
Net cash provided/(used) by operating activities		**(94,060)**		**(23,043)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(5,771)		(3,806)
Net cash provided/(used) in investing activities		**(5,771)**		**(3,806)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		36,597		21,833
Borrowing on Shareholder Loans		17,142		5,003
Borrowing on Promissory Notes and Loans		48,525		
Borrowing on Loan		176		18
Net cash provided/(used) by financing activities		**102,439**		**26,854**
Change in cash		2,608		5
Cash—beginning of year		5		-
Cash—end of year	$	**2,613**	$	**5**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	416	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

UNCLE WAITHLEY'S BEVERAGE COMPANY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1.   NATURE OF OPERATIONS

Uncle Waithley's Beverage Company Inc. was formed on September 25, 2020, in the state of Delaware. On November 4, 2022, the company was converted from Delaware LLC into Delaware Corporation. The financial statements of Uncle Waithley's Beverage Company Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Uncle Waithley's Beverage Company was founded in 2020 with a mission to bring all-natural, expertly crafted Caribbean inspired beverages. We were founded by Karl Franz Williams, a nationally recognized mixologist and bar owner. Uncle Waithley's Vincy Brew – an all-natural fresh ingredient ginger beer enhanced with turmeric, lime, mineral water and our most unique ingredient, Scotch Bonnet Pepper. We use a vintage fermentation and brewing process that is unique in the industry and makes our ginger beer unlike any other.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Uncle Waithley's Beverage Company Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its crafted beverage.

Cost of sales

Costs of goods sold include the cost of supplies, materials, printing costs, and packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $15,229 and $1,530, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	9,667	-
Total Inventory	$ 9,667	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 9,576	$ 3,806
Property and Equipment, at Cost	9,576	3,806
Accumulated depreciation	(1,915)	(761)
Property and Equipment, Net	$ 7,661	$ 3,044

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $1,154 and $761, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, 1,000,000 shares of Common Stock have been issued and are outstanding.

6.   DEBT

Owner Loans

During 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams. The details of the loans from the owners are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Karl Franz Williams	$ 22,144	0.00%	Fiscal Year 2021 and 2022	No set maturity	22,144	-	$ 22,144	$ 5,003	$ -	5,003
Total					$ 22,144	$ -	$ 22,144	$ 5,003	$ -	$ 5,003

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 15,000	1.00%	11/30/2022	10/30/2027	$ 13	13	$ 3,077	$ 11,435	$ 14,525	$ -	$ -			
Secured Promissory Note- Harlem Entrepreneurial Fund	$ 35,000	6.75%	11/30/2022	10/30/2027	$ 201	201	$ 8,267	$ 25,746	$ 34,214	$ -	$ -			
Total					$ 213	$ 213	$ 11,344	$ 37,181	$ 48,739	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 11,344
2024	11,344
2025	11,344
2026	11,344
2027	3,149
Thereafter	
Total	$ 48,525

Loan Payable

During 2021, the Company received a loan from Monica Freeman-Greene. The details of the loan and the terms are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Monica Freeman-Greene	$ 194	0.00%	Not set	$ 194	$ -	$ 194	$ 18		$ 18
Total				$ 194	$ -	$ 194	$ 18	$ -	$ 18

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(25,475)	$	-
Valuation Allowance		25,475		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(25,475)	$	-
Valuation Allowance		25,475		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $92,636, and the Company had state net operating loss ("NOL") carryforwards of approximately $92,636. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

In 2021, the Company borrowed money from the founder and CEO, Karl Franz Williams, in the amount of $22,144. The loan bears no interest rate and has no set maturity date. As of December 31, 2022, and December 31, 2021, the outstanding balance is $22,144 and $5,003.

During 2022, 67 Orange Street and Anchor (partly owned by Karl Franz Williams) paid in advance for ginger beer from the Company in the amount of $5,193. As of December 31, 2022, the amount is $5,193 and it is reported under Short-term liabilities.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On September 26, 2020, the Company entered into a commercial sublease agreement with 8th Avenue Social Club LLC to rent real property located in New York. The term (the "Term") of this Sublease commences on September 26, 2020, and ends on September 26, 2023. The rent for the Subleased Premises is $150.00 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	1,350
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	$ 1,350

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 21, 2023, which is the date the financial statements were available to be issued.

On January 26, the Company received a loan from Camba Economic Development Corp for $30,900. The loan bears an interest rate of 10.25% and has a maturity date is set to February 1, 2028.

On Feb 10, the Company filed their form C and launched their Reg CF raise on StartEngine. So far, $163,363 has been raised by issuing 22,166 shares at price per share of $7.37.

On March 8, the Company had the first closing from the StartEngine campaign, where $107,698 has been raised by issuing 16,878 shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $92,272, an operating cash flow loss of $94,060, and liquid assets in cash of $2,614, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Vibe: Party/gathering friends/fun

INT apartment

WS - friends at a gathering

CU - passing a bottle

CU - bottles clinking

CU - Valerie taking a sip

Camera pans through party to:

MS - Bernie in the fridge. Looks to the camera

Bernie: We Bussin a lime!

L3: Bussin a lime = Hanging with friends

Cut to : fade out

Ext street, 67 Orange

Karl walks past the camera and down the street.

L3: Karl's title

Karl - VO

The Idea for Uncle Waithley's Vincy Brew came to me back in 2015.

Karl enters 67 Orange.

Karl - VO

As a proud Caribbean man and nationally recognized mixologist, I know a good ginger beer and there just wasn't anything on the market that tasted fresh, was made with real natural ingredients, could credibly represent the Caribbean, and could be enjoyed as a unique fun refreshing and healthy beverage on its own or in a cocktail.

Broll

Karl behind the bar shaking a cocktail

Karl - VO

My team and I got busy working on a solution, and with extensive iteration and development, Uncle Waithley's was born.

Broll

Karl with UW and Team jump in frame

Karl - VO

It took us developing and mastering a vintage fermentation and manufacturing method that is completely unique to the industry.

Broll

crushing the ginger

Lime juice

Karl - VO

And our research has shown that we are the ONLY Ginger Beer on the market today that uses Scotch Bonnet Pepper which is prized throughout the Caribbean for its heat and flavor.

Broll

adding the peppers,

the labels etc

Int 67 Orange

Karl sits at the bar

KARL:

We chose the name Uncle Waithley's to pay homage to my grandfather, an extraordinary man and longtime ginger farmer. He lived to be one hundred years old and lived his whole life on St. Vincent, the island where my family is from. He was beloved by his community and his family and I know that he would be so proud to have his name on this bottle.

Broll

Drone/footage of islands

pic of grandfather

Int 67 Orange

MONICA sits at the bar

L3: Monica's title

MONICA:

Whats exciting to me, is that non-alcoholic ginger beer is a huge market. The fast-growing

specialty soda and carbonated beverage categories have captured 42% of consumer purchases in overall specialty beverages over the last two years. The ginger beer market alone is worth over $8 billion and it is projected to reach over $13.5 billion by 2030. Those are numbers I like to hear!

Broll/graphics

Monica on her laptop working hard

Financial stats float across the screen

Int 67 Orange

Karl sits at the bar

Karl:

In January of 2022, we launched in Whole Foods Harlem. In the eleven months since we have expanded to 12 Whole Foods stores, other industry leading retailers, Amazon online, and we have a growing on-premise account network that consists of 40+ bars and restaurants. To date we have sold over 21,000 bottles.

Broll

inserts of Whole Foods Logo

Karl standing next to the display with the team during a sampling activation.

Karl :

So we've gotten the green light to expand to all fifty Whole Foods locations in the Northeast in the first quarter of 2023. We have a world class distribution partner in Dora's Naturals and, I'm very excited about this, we are partnering with Vintages Bequia to bring Uncle Waithley's home to the island of St. Vincent!

Graphics

Bottles of UW spreading across a map of North EastInsert

logos (Uncle Waithley's, Dora's Natural's, Vintages Bequia) float across the screen

Int 67 Orange

Mike sits at the bar

L3: Mikes title

MIKE:

We have a great team and we are having fun collaborating with young content creators to bring our "lime" everywhere. We are proudly Black and Caribbean owned and we understand the

culture because we are FROM the culture. Maybe that's whats making us a top-seller in our accounts!

Broll

Karl, Mike, and Monica sitting together and toast.

Uncle Waithley's on Instagram.

Mike behind the bar pops open a bottle of UW and pours it over ice

KARL:

This isn't my first rodeo. I spent 10 years in Brand management and Innovation for Procter and Gamble and Pepsi, before I started opening bars and restaurants.

Karl in corporate

67 Orange/ Anchor Spa storefront

Karl - VO

And, did I mention that I'm a nationally recognized mixologist?!

Broll

Karl making a cocktail behind the bar

MONICA

Yeah... you did...

Cut to:

KARL (square to camera):

As you've heard, we're growing and this is your chance to join us... Invest now and you could be a part of this movement to bring culture, freshness, and a unique flavor to the ginger beer category.

Broll

UW bottle pulls out to KARL smiling and walking.

L3: Uncle Waithley's – Elevate your cocktail or Enjoy Solo!

StartEngine Logo

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Innovative Ginger Beer with Authentic Caribbean Roots

Uncle Waithley's Beverage Company is bringing our delicious, all-natural Caribbean Ginger Beer recipe to consumers across the New York Tri-State area and beyond through expandin...
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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$178,916.88 Raised

OVERVIEW   ABOUT   TERMS   PRESS & UPDATES   REWARDS   DISCUSSION   ›

REASONS TO INVEST

✓ Since our launch last year, our brand and positioning have hit the mark for worldly (multicultural and mainstream) consumers, turning us into a top seller in our retail partners. We have expanding relationships with Whole Foods, Boisson, and 35+ retail establishments across the Tri-State Area. We also recently became international, securing a distributor for the founder's homeland of St. Vincent and the Grenadines.

✓ The fast-growing specialty soda and carbonated beverage categories have captured 42% of consumer purchases in overall specialty beverages over the last two years. The ginger beer market alone is worth over $8 billion, projected to reach over $13.5 billion by 2030.*

✓ As far as we know, we are the only Ginger Beer company incorporating fresh Scotch Bonnet Pepper into our recipe, a flavorful hot pepper that is particularly enticing to consumers. We have also developed an innovative process for making our ginger beer that is unique in the industry.

*Information from Verified Market Research (Source)

Invest Now
$7.37 Per Share

RAISED ⓘ	INVESTORS
$178,916.88	78
MIN INVEST ⓘ	VALUATION
$250.58	$8.01M

THE PITCH

We developed a small-batch Ginger Beer recipe using an innovative process that draws from our team's strong Caribbean roots. We are a Black-owned company using fresh, all-natural ingredients and the bold flavor of Scotch Bonnet Pepper to create a uniquely delicious beverage. With customer enthusiasm, demonstrated traction, seasoned leadership, and expanding partnerships, we are poised to elevate the craft cocktail and beverage experiences for new and established consumers of the category.

OVERVIEW

Brewing a Better Ginger Beer Inspired by Our Caribbean Roots



Caribbean consumers ARE multicultural consumers. There are six official languages of the Caribbean including English, Dutch, French, and Spanish, and multiple races, including Black, White, Arab, Asian, Indigenous, and mixed race.

According to our research, we are the only Black and Caribbean-owned ginger beer on the market. We GET our product AND our consumers. Authenticity guides everything we do from our recipe, packaging, and brand identity to our marketing.

Our founder, the nationally renowned mixologist, restauranteur and bar proprietor Karl Franz Williams developed our ginger beer from a family recipe inspired by his grandfather, Uncle Waithley. Uncle Waithley was an extraordinary man and longtime ginger farmer, beloved by his family and community. Living to 100 years old, his passion for his trade and health inspired him to make his own ginger beer.

Combining Karl's more than 17 years of experience developing and running multiple successful bars and restaurants and his leadership in the brand management, marketing, and innovation departments at Pepsi and Procter & Gamble, we are well-positioned to bring this unique ginger beer experience to lovers of flavor everywhere.



THE PROBLEM & OUR SOLUTION

Mixologist-Perfected Authentic Caribbean Flavors

The Ginger Beer category lacks high-quality, diaspora-inspired brands, leaving consumers with products without a true connection to and understanding of the Caribbean culture many attempt to emulate

LEGACY & TRADITIONAL

Well-known within the Caribbean community but not culturally-owned

MASS MARKET

General Market targeted with little cultural relevance

NICHE HEALTH

Low sugar and healthier natural ingredients but founders not from Caribbean

MIXOLOGY

Focused almost exclusively with winning with bartenders and on-premise

While the Ginger Beer category is gaining popularity amongst consumers, it lacks a high-quality brand with an authentic worldly origin story. As a result, consumers must choose between products with no significant roots in Caribbean culture, lower quality, high sugar products without natural ingredients, or products lacking unique recipes.

A Winning Formula

	UNCLE WAITHLEY'S	Legacy	Mass	Health	Mixology
Authentic	★	★			
Credible	★	★	★	★	★
All Natural	★		★	★	
Unique	★			★	★
Delicious	★				★

What truly sets us apart is our innovative process. We grind and press Peruvian Organic ginger in a method unique to the industry, and then age our ginger beer using our Vintage Fermentation process for richness and maturation. We balance the added sugar with fresh-squeezed lime juice, turmeric, and mineral water infused with natural salts to enhance our flavor.

The star of the show is the **Scotch Bonnet Pepper**. As far as we know, we are the only brand on the market using this ingredient. Prized throughout the Caribbean and Africa for its unique taste, this pepper adds flavor AND bite to our ginger beer.



THE MARKET & OUR TRACTION

Rapid Growth in an Expanding Niche Market

Consumers are drawn to ginger-based beverages for their long-established health benefits. "Ginger has staring potential for treating a number of ailments including degenerative disorders (arthritis and rheumatism), digestive health (indigestion, constipation, and ulcer), cardiovascular disorders (atherosclerosis and hypertension), vomiting, diabetes mellitus, and cancer. It also has anti-inflammatory and anti-oxidative properties for controlling the process of aging. Furthermore, it has antimicrobial potential as well which can help in treating infectious diseases" (Source).

As of 2018, 72-74% of adults identify as specialty food consumers (Source). Specialty Soda and Carbonated Beverages grew 9% over the last two years to gain 42% of consumer purchases (Source). Ginger Beer is a major contributor to this trend – Reeds Inc., the largest Ginger Beer company, increased its revenue by 19% this year to $49.6 million (Source).



Since our launch in January of this year, we've opened 40+ accounts across New York, New Jersey, and Connecticut and sold 21,000+ bottles. We successfully launched in Harlem's Whole Foods Market and are now in the process of expanding to all 16 Whole Foods locations in New York City. Additionally, we were one of five initial companies selected for Caminus Ventures, a business accelerator promoting Black-owned businesses in the Food & Beverage industry.



The above testimonials may not be representative of the opinions or the experiences of other customers and is not a guarantee of future performance or success.

Bringing Authenticity and Innovation to the Ginger Beer Market



Staying true to our roots helps us win the hearts of both multicultural and general market consumers

The bottom line is, we get it. We are of the culture and know how to authentically represent it. Our launch at the Harlem Whole Foods proves this, as we quickly became one of the top ginger beers in the store, vastly outselling our competitors.

As we grow, we plan to launch exciting new flavors, grow our team, and invest in marketing to communities that are passionate about the Caribbean, and who will appreciate the realness of our brand. With experienced leadership, an outstanding product, and strong partnerships, we are ready for major growth.



ABOUT

HEADQUARTERS
2082 Frederick Douglass Blvd
New York, NY 10026

WEBSITE
View Site ☐

Uncle Waithley's Beverage Company is bringing our delicious, all-natural Caribbean Ginger Beer recipe to consumers across the New York Tri-State area and beyond through expanding partnerships with industry-leading retailers like Whole Foods, Boisson, and more.

TEAM



Karl Williams
Founder, Board Director and CEO

Karl Franz graduated from Yale University with a degree in electrical engineering, eventually shifting his electricity to hospitality where he is now a nationally recognized restaurateur. He began his career as a corporate marketer for the likes of Procter and Gamble and Pepsi, which helped him hone his skills as an expert at branding. His stint in corporate was well recognized; he won key industry awards (both a Reggie and an Effie award) and has also been honored as one of FOX Business's Young Guns, by Black Enterprise Magazine, and was the Wallpaper* City Guide New York Insider for 2012.

A passion that started in conversation while working on an innovation project at Pepsi, ultimately led Karl to pursue opening cocktail lounges, eventually hitting his own mark and style, inspired by lost stories of African American culinary history and culture. In 2008, Karl opened 67 Orange Street (named after the last known address of Almack's Dance Hall the iconic NYC Bar from the 1840s where tap dance was created). In May of 2021, 67 Orange received its highest recognition yet, when it was listed on Esquire Magazine's list of the 27 Best Bars in America.

Karl's family hails from the stunning Caribbean Island of St. Vincent. With the desire to celebrate this heritage and the Caribbean's great spirit – RUM, Karl then opened Solomon & Kuff's Rum Hall – a five thousand square foot pan-Caribbean restaurant, rum bar, and lounge – located in the Manhattanville Factory District of West Harlem.

In July 2016, Karl re-imagined the iconic New Haven Anchor Bar and Restaurant. Specializing in craft cocktails, the menu is pan-Caribbean. The New Haven Chamber of Commerce has recognized the Anchor for its creative concoctions and awarded the kitchen teams its Best Savory Dish Award.

With his captivating and charismatic approach, Karl is a sought-after speaker and presenter, particularly in the areas of mixology, craft bartending, and small business. He has been quoted in numerous articles in publications ranging from the Wall Street Journal, Crain's, and NPR, to SevenFifty Daily, Eater, Time-Out, Thrillist, and Wine Enthusiast. He has been featured by T-Mobile, FreePour, and the Spirits Network and at the Harlem Eat Up Festival, Tales of the Cocktail, Miami Food & Wine, and Charleston Food & Wine amongst others.

Karl is a proud resident of Harlem, NYC, and a founding member of Harlem Park to Park, a neighborhood merchant association formed to help more local businesses succeed. He is also a board member of the NYC Hospitality Alliance, serves as an advisor and faculty member to the Beverage Alcohol Resource 5 – Day (the leading spirits sommelier style course), and he is a Commissioner of the Town Green Special Assessment District in New Haven, CT. He is also a member of Alpha Phi Alpha Fraternity, Inc

In 2021, Karl launched Uncle Waithley's Vincy Brew – a small batch, all-natural ginger beer with Scotch Bonnet Pepper. Only a few months since launch, it can already be found at Whole Foods Market and at select craft cocktail bars and restaurants throughout NYC.

Karl works full-time for Uncle Waithleys Beverage Company as CEO while also spending approximately 5 hours per week with his other companies The Anchor Spa Bar and 67 Orange Street.



Michael McConnell
VP Culture & Marketing

Michael McConnell is a brand consultant, community builder, and wellness advocate who has helped launch everything from tech start-ups to orchestrating community meditation groups. He is a multi-dimensional creative, community leader and father of three who blends his love for marketing and wellness. Michael began his career as an intern for Sean "Diddy '' Combs, where he learned the true meaning of entrepreneurship. Michael went on to create his own brand marketing and consultancy firm securing some of the largest names in business as clients. Michaels's agency, The Rebel Camp helps start-ups and large corporations connect authentically to their desired consumers and provides multi-media services.

The Rebel Camp has worked with Real Estate, Wellness, Non-profit tech, and Beverage based brands. In 2009 he was co-recipient of the "Big Apple" awards by the International Events Society. Michael also helped raise nearly $30 Million dollars for charity, through his hand in launching the successful fundraising program, Text to Pledge®. Michael is again at the forefront of innovation and is a founding board member for EquityCoin, a securities token focused on building affordable homes for homeless families. He has also taken on he role of head of culture and marketing director for Uncle Waithley's Vincy brew.

Michael has worked in tandem with The New York Department of Education and lives a life dedicated to uplifting his community.

Michael is also a master community builder and outspoken advocate for mental health and wellness. He has dedicated his life to ensuring that people of color get the tools necessary to live full and healthy lives. Michael has been featured in Afrotech, Business insider and Black Enterprise.

He has worked with Microsoft, Healthline, LVMH, Rockstar Games, Text-To-Pledge, Sprite, and more. Michael enjoys his country home in Georgia, three exceptional children, and serving his community.



Monica Freeman-Greene
VP Organizational Strategy

Monica Freeman-Greene is an innovative and creative HR and Business Operations partner with a proven track record of managing projects and teams. Monica began her HR career in 2005 after graduating from Temple University, working with organizations such as Unisys and inVentiv Health (now Syneos Health) where she gained a breadth of experience with her diverse roles in industries such as healthcare, information technology and advertising/communications. Throughout her HR career, she became a sought-after HR Business Partner with her ability to navigate through complex situations such as leadership changes, large scale staff reorganizations, creating simplified HR and operational processes, and increasing employee engagement.

In 2015 she began working with the Karl Franz Bar & Restaurant Group, which includes the Cocktail Bars 67 Orange Street in Harlem, NY and The Anchor Spa in New Haven, CT. Her focus is on creating streamlined processes in the areas of Onboarding, Training & Development, Payroll, Financial Management, Event Planning and Daily Operational Procedures.

In 2021, Monica partnered with Karl Williams on launching Uncle Waithley's Beverage Company and currently serves as the VP, Organizational Design where she drives strategies and designs solutions to optimize organizational structure and effectiveness.

TERMS
Uncle Waithley's Beverage Company

Overview

PRICE PER SHARE
$7.37

VALUATION
$8.01M

DEADLINE ⓘ
May 30, 2023

AMOUNT RAISED ⓘ
$178,916.88

Breakdown

MIN INVESTMENT ⓘ
$250.58

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$499,995.54

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
1,356

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
145,183

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Based:

• Previous Indiegogo Investors get 2% bonus shares

• Any of our advisors get 2% bonus shares

Time Based:

• **Early Bird Bonus:** Invest within the first week and receive 10% bonus

Amount Based:

• **$250+:** Gift certificate 4 pack + t-shirt

• **$500+:** Gift certificate 12 pack + t-shirt

• **$1000+:** 3 month subscription (three 12-packs) + t-shirt

• **$2500+:** 6 month subscription (six 12-packs) + t-shirt

• **$5000+:** 1 year monthly subscription (twelve 12-packs) + t-shirt

• **$10,000+:** 3% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt

• **$25,000+:** 5% Bonus shares + 1 year monthly subscription (twelve 12-packs.) + t-shirt

• **$50,000+:** 7% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private virtual mixology class with the company's founder, Karl Williams ("Karl")

• **$100,000+:** 10% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private mixology class for you and a guest with Karl and curated tour of Karl's bars. Two nights – NYC and CT

• **$500,000+:** 20% Bonus shares + 1 year monthly subscription (twelve 12-packs) + t-shirt + private mixology class for you and a guest with Karl in St. Vincent & the Grenadines

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Uncle Waithley's Beverage Company, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.37 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $737. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available (if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 2% Loyalty Bonus shares in addition to the aforementioned bonus.

NEW UPDATES

04.24.23

Our Campaign is Closing Soon

The expression," better late than never" definitely applies here! We can't wait to have your join our movement. But it's time to do it, we will be closing the offering soon. _Invest Now_





PRESS


CBS TV Sunday Morning Show
Mocktails for Dry January

View Article


BevNet Elevator Talk
Elevator Talk Episode 70: Tepetán, Sommarøy, Uncle Waithley's Vincy Brew, JAS, Cheeky Cocktails

View Article


SmartBrief
5 food and beverage trends to watch for 2023

View Article


Food & Beverage Magazine
Introducing Uncle Waithley's Vincy Brew Ginger Beer with Scotch Bonnet

View Article


Delish
We Predict These Will Be The Biggest Food Trends Of 2023

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ALL UPDATES

04.21.23

Strong Traction



Here is the only link you need

04.19.23

Founder Webinar



I look forward to sharing the latest news and updates for you about our progress. Click this link to register

03.29.23

Today's the Day



You can register here

03.27.23

Employee Spotlight

Woman's History Month is almost over, but we wouldn't miss the chance to introduce you to an amazing woman who is a critical part of our Leadership Team. We asked her a few questions we thought you would want to know. I hope you enjoy this interview as much as I did.



MONICA FREEMAN-GREENE

1. **Tell us your name & Title** - Monica Freeman-Greene, VP, Organizational Strategy

2. **What is the VP of Organizational Strategy responsible for?** - My primary role is to build the structure, culture, processes and workforce to drive organizational success. This includes developing a high performing leadership team, identifying the organizational capabilities needed to execute our strategic plan, and aligning our structure, systems and processes efficiently around our organizational goals.

3. **How did you get started working with Uncle Waithley's?** - I've actually been working with the founder, Karl Franz Williams, since 2015. I started consulting for him from an HR perspective when he opened up Solomon & Kuff Rum Hall, and we both realized how someone with my skill set could be useful to his businesses overall by focusing on overall organizational strategy. Fast forward a few years, and I became an integral part of seeing his bars - 67 Orange Street (Harlem) and Anchor Spa (New Haven) - to the most successful point they've ever been. So when he began thinking about building the leadership structure of Uncle Waithley's, it was a natural partnership!

4. **As a woman in a male-dominated industry, how does it feel to be making such a huge impact?** - It's definitely rewarding particularly when I get to challenge traditional mindsets and show people alternatives on approaching situations, which could be a combination of me being a woman and my HR background. But in either case, I love being a part of developing both men and women leaders and creating an environment of respect, emotional intelligence and compassion. Which I firmly believe in the long run yields better results and performance from your team than a traditional hard ball approach.

5. **What makes Uncle Waithley's so unique?** - Oh, that's an easy one - they have me! No, but seriously, there's the obvious - we are the only truly authentic Black and Caribbean owned Ginger beer that we know of, and our use of Scotch Bonnet Pepper which gives our beverage a one of a kind bite and flavor. But there's also our team. For one, I think we all share a similar mindset that combines the knowledge from the experience we each have in our areas of expertise with the innovation we create due to our ability to adapt to an ever changing world.

6. **What are two things that Uncle Waithley's has achieved that make you proud?** - Making it to the 56 Whole Foods Northeast stores within just over a year of being on the market (including in stores where my family shop which is just incredibly cool to see their face when they see a brand that I'm a part of on the shelf) and also the consistent feedback of how amazing the product tastes!

7. **Any advice to women wanting to enter the beverage industry?** - To be confident that their unique perspectives, approaches, skills and experience have a valuable and impactful place in this industry and that they do not need to feel pressured to fit a certain mold or be a certain way to be successful.

We look forward to including you in our amazing journey. Click here to Invest Now

---

03.24.23

Let's Chat



We look forward to seeing you. Click here to RSVP

03.21.23

Cuisine Noir



Karl Franz Williams Unearths Roots with Uncle Waithley's Vincy Brew Ginger Beer



Pictured: Karl Franz Williams | Photo credi: Clay Williams

We love this one! They really did a good job of telling the story. Check out the full story here

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03.16.23

We are Growth Focused



DID YOU KNOW?

Uncle Waithley's sold over 21,000 bottles last year. However, in just two months this year we are already at almost 18,000 bottles sold. Talk about growth!

Invest Now!
startengine.com/unclewaithleys

Click here to get involved!

03.14.23

New Press to Start the Week

Hello,

A quick note to share another press pickup our Campaign has received.

Check it out here

Karl

03.10.23

Webinar with our Founder



MEET THE FOUNDER

WEBINAR

Join us for this informative webinar with Uncle Waithley's Beverage Company Founder Karl Franz Williams as he discusses inspiration and current updates

WEDNESDAY, 15 MARCH
7:00 PM EST
SCAN QR CODE TO REGISTER

KARL FRANZ WILLIAMS
FOUNDER, UNCLE WAITHLEYS BEVERAGE COMPANY

Join us for this informative webinar with Uncle Waithley's Founder, Karl Franz Williams as he discusses the inspiration and plans for his premium ginger beer.

This is a virtual event. Please click this link or scan the QR code to RSVP

03.06.23

West Coast, Here we Come



I'm going going, back back, to Cali Cali!

Think we wouldn't go there? As our Jamaican brethren, the legendary Biggie said "*If I got to choose a coast, I got to choose the East. I live out there, so don't go there. But that don't mean I can't rest in the West!*"

We started in the East. But we are expanding, and we are proud to announce we just opened up in Boisson stores in Los Angeles including Brentwood, Studio City, and Beverly Hills. We are officially bi-coastal!

We are only just getting started. If you want to be a part of our journey and growth, now is the time. Invest Now.

In other news, we were honored to be a featured beverage at the Black History Month mixer at Steve Madden's corporate headquarters. Check out the the fun on the official Steve Madden IG

As always, more to come...

Show More Updates

 **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Uncle Waithley's Beverage Company.

$250	**$250**	**$500**
STARTENGINE OWNER'S BONUS	TIER 1	TIER 2
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.	Gift certificate 4 pack + t-shirt	Gift certificate 12 pack + t-shirt
Select	Select	Select

$1,000	**$2,500**	**$5,000**
TIER 3	TIER 4	TIER 5
3 month subscription (three 12-packs = with Amazon) + t-shirt	6 month subscription (six 12-packs = with Amazon) + t-shirt	1 year monthly subscription (12 12-packs = with Amazon) + t-shirt
Select	Select	Select

$10,000	**$25,000**	**$50,000**
TIER 6	TIER 7	TIER 8
3% Bonus shares + 1 year monthly subscription (12 12-packs = with Amazon) + t-shirt	5% Bonus shares + 1 year monthly subscription (12 12-packs = with Amazon) + t-shirt	7% Bonus shares + 1 year monthly subscription (12 12-packs = with Amazon) + t-shirt + private virtual mixology class with Karl

Select

Select

Select

$100,000

TIER 9

10% Bonus shares + 1 year
monthly subscription (12 12-
packs — with Amazon) + t-shirt +
private mixology class for you and
a guest with Karl and curated tour
of my bars. Two nights — NYC and
CT

Select

$500,000

TIER 10

20% Bonus shares + 1 year
monthly subscription (12 12-
packs — with Amazon) + t-shirt +
private mixology class for you and
a guest with Karl in St. Vincent &
the Grenadines

Select

JOIN THE DISCUSSION

SV

What's on your mind?

0/2500

Post

SG

Scottb Gillespie
20 days ago

Hi team, I took a look for you on Whole Foods and didn't see anything
when I searched for you. How is the relationship with Whole Foods? ...
Show more

💬 3   ↑ 0   🚩

SG

Scottb Gillespie
18 days ago

No I am in Miami Fl. Why aren't you guys down here in Miami ?

↑ 0   🚩

View 2 more replies

SW

Steve Wall 2 INVESTMENTS
3 months ago

Hi, I looked over your 2021 financial statements, when will you have the
ones for 2022 or did I miss seeing them? Thanks.

💬 1   ↑ 0   🚩